Acurx Pharmaceuticals, Inc.

259 Liberty Avenue
Staten Island, New York 10305

February 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tim Buchmiller

Re:	Acurx Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-293136
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Acurx Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-293136), so that it may become effective at 4:01 p.m. (Washington, D.C. time) on February 11, 2026, or as soon thereafter as practicable.

Please call Ivan K. Blumenthal or Jeffrey D. Cohan of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 or (212) 692-6710 with any comments or questions regarding this matter.

Very truly yours,

Acurx Pharmaceuticals, Inc.

By:	/s/ David P. Luci
Name: David P. Luci
Title: President and Chief Executive Officer

cc:	Acurx Pharmaceuticals, Inc.
David P. Luci Robert G. Shawah

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan K. Blumenthal, Esq. Jeffrey D. Cohan, Esq.